Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2010(1)(2)		2009(1)(3)		2010(1)(2)		2009(1)(3)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(31,674)		$(24,655)		$(66,426)		$(36,595)
Fixed charges	28,464		32,830		86,012		93,823
Amortization of capitalized interest	—		3		1		9
	(3,210)		8,178		19,587		57,237
Subtract:
Interest capitalized	$102		$—		$312		$—
Distributions to noncontrolling interest holders	412		1,497		3,148		5,784
	514		1,497		3,460		5,784
Earnings	$(3,724)		$6,681		$16,127		$51,453

Fixed Charges:
Interest expense	$23,003		$27,196		$68,760		$76,980
Interest capitalized	102		—		312		—
Portion of rentals deemed to be interest	5,359		5,634		16,940		16,843
	$28,464		$32,830		$86,012		$93,823

Ratio of earnings to fixed charges	(0.1	)x	0.2	x	0.2	x	0.5	x

(1)     For the three and nine months ended September 30, 2010 and 2009, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $32.1 million and $26.1 million less than fixed charges for the three months ended September 30, 2010 and 2009, respectively, and $69.6 million and $42.4 million less than fixed charges for the nine months ended September 30, 2010 and 2009, respectively.

(2)     Loss before income taxes and noncontrolling interest includes restructuring charges of $7.4 million and $13.8 million for the three and nine months ended September 30, 2010.

(3)     Loss before income taxes and noncontrolling interest includes restructuring charges of $1.5 million and $3.2 million for the three and nine months ended September 30, 2009.